Exhibit 12.1

Talecris Biotherapeutics Holdings Corp.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Predecessor	Successor
	Three Months	Nine Months
	Ended	Ended
	March 31,	December 31,	Years Ended December 31,
	2005	2005	2006	2007	2008	2009

(Losses) earnings:
(Loss) income from continuing operations before income taxes	$(6,500)	$(40,514)	$86,613	$82,771	$102,391	$228,897
Deduct:
Earnings of equity investees	—	(197)	(684)	(436)	(426)	(441)
Interest capitalized	—	(300)	(700)	(2,000)	(2,300)	(2,000)
Preference dividends	—	(2,248)	(3,981)	(13,014)	(22,353)	(17,468)
Add:
Fixed charges	—	26,508	48,441	131,614	128,613	99,388
Amortization of capitalized interest	—	20	103	270	539	804
Dividends from equity investees	—	—	—	94	94	225
(Losses) earnings as defined	$(6,500)	$(16,731)	$129,792	$199,299	$206,558	$309,405

Fixed charges:
Interest expense	$—	$21,500	$39,900	$110,200	$97,200	$72,800
Interest capitalized	—	300	700	2,000	2,300	2,000
Amortization of debt issuance costs and debt discount	—	1,300	2,300	3,800	3,800	3,800
Interest cost	—	23,100	42,900	116,000	103,300	78,600

Rents	—	5,800	7,800	13,000	14,800	16,600
Interest factor	—	20.0%	20.0%	20.0%	20.0%	20.0%
Estimated interest component of rents	—	1,160	1,560	2,600	2,960	3,320

Preference dividends	—	2,248	3,879	13,014	14,364	11,744
Ratio of pre-tax (loss) income to (loss) income from continuing operations	—	1	102.6%	1	155.6%	148.7%
Preferred dividend factor	—	2,248	3,981	13,014	22,353	17,468

Fixed charges as defined	$—	$26,508	$48,441	$131,614	$128,613	$99,388

Ratio of earnings to fixed charges (1)	—	—	2.68	1.51	1.61	3.11

(1) Earnings were insufficient to cover fixed charges and preference dividends by $43.2 million for the nine months ended December 31, 2005.

Talecris Biotherapeutics, Inc.

Ratio Earnings to Fixed Charges

	($ thousands)
	Nine months							Pro Forma
	Ended 12/31	Year-ended 12/31			YTD	YTD			YTD
	2005	2006	2007	2008	6/30/09	6/30/08		2008	6/30/09

Earnings:
pre-tax income (loss) before equity earnings	$(40,514)	$85,929	$82,335	$101,965	$177,312	$32,026
add: fixed charges (per below)	25,208	47,141	127,814	124,813	56,765	65,017
add: amortization of capitalized interest	20	103	270	539	364	270
add: dividends from equity investees	—	—	94	94	225	94
less: interest capitalized	(300)	(700)	(2,000)	(2,300)	(735)	(1,160)
less: preferred dividends	(2,248)	(3,981)	(13,014)	(22,353)	(11,759)	(11,838)
	$(17,834)	$128,492	$195,499	$202,758	$222,172	$84,409		$202,758	$222,172	historical

Fixed Charges:
Interest expense (no loss on debt exting.)	$21,500	$40,900	$110,200	$97,200	$42,791	$50,719
Interest capitalized	300	700	2,000	2,300	735	1,160
Amortization debt issue costs	—	—	—	—	—		#
Rental costs	5,800	7,800	13,000	14,800	7,400	6,500	$
Interest factor applied - 20%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0	%*
Interest portion of rents	1,160	1,560	2,600	2,960	1,480	1,300
Preferred stock dividend	2,248	3,879	13,014	14,364	7,732	7,005
Ratio pre-tax income to net income	1	102.6%	1	155.6%	152.1%	169.0%
Preferred stock dividend gross-up	2,248	3,981	13,014	22,353	11,759	11,838
	$25,208	$47,141	$127,814	$124,813	$56,765	$65,017		$124,813	$56,765	historical
								$4,279	$8,365	adjustment
								$129,092	$65,130
Net earnings	$(17,834)	$128,492	$195,499	$202,758	$222,172	$84,409
Net fixed charges	$25,208	$47,141	$127,814	$124,813	$56,765	$65,017

Ratio of earnings to fixed charges	N/A	2.73	1.53	1.62	3.91	1.30		1.57	3.41

#	included in interest expense
*	20% considered appropriate while SEC will accept 33%
$	per F/S footnotes; except ytd 6/30/09 estimated at 50% of 2008

		YTD
	2008	6/30/09

Debt refinanced	$550,000	$550,000

Bond rate	8.0%	8.0%
interest expense at Bond rate	$44,000	$22,000

Weighted average historical rate	7.5%	6.0%
interest expense at historical rate	$41,250	$16,500

Additional interest charge	$2,750	$5,500
Gross-up of interest charge	$4,279	$8,365